UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

CUI Global, Inc.

(Exact name of registrant as specified in its charter)

Colorado	0-29923	84-1463284
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

20050 SW 112th Avenue
Tualatin, Oregon , 97062
(Address of Principal Executive Offices)

William J. Clough, President
CUI Global, Inc.
20050 SW 112th Avenue
Tualatin, Oregon 97062
(503) 612-2300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

CUI Global, Inc. evaluated its current product lines and determined that certain product we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold (3TG). Based on CUI Global, Inc.'s Reasonable Country of Origin Inquiry, CUI Global Inc. has reason to believe that some of the Conflict Minerals used in products it manufactures or contracts to manufacture may have originated in the covered country and do not come from scrapped or recycled sources.

Conflict Minerals Disclosure

A copy of The Company's Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at: http://www.cuiglobal.com/Investor-Relations/Conflict-Minerals

Item 1.02 Exhibit

Exhibit 1.02 – Conflict Minerals Report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.02 – Conflict Minerals Report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned this 29th day of May 2014.

CUI Global, Inc.
(Registrant)

By:	/s / William J. Clough
William J. Clough,
President/CEO